Filed pursuant to Rule 433

Registration Statement No. 333-227792

CITIZENS FINANCIAL GROUP, INC.

$400,000,000

400,000 Shares of 5.650% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F

Liquidation Preference $1,000 Per Share

Term Sheet

May 28, 2020

The following information relates only to Citizens Financial Group, Inc.’s offering (the “Offering”) of its 5.650% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F and should be read together with the preliminary prospectus supplement dated May 28, 2020 relating to this Offering and the accompanying prospectus dated October 11, 2018 (collectively, the “Preliminary Prospectus”), including the documents incorporated by reference therein. This information supersedes the information in the Preliminary Prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus.

Issuer:	Citizens Financial Group, Inc. (the “Issuer”)

Security:	5.650% Fixed-Rate Reset Non-Cumulative Perpetual Preferred Stock, Series F (“Series F Preferred Stock”)

Size:	400,000 shares

Expected Security Ratings*:	BB+ (Stable outlook) / BB (Stable outlook) (Standard & Poor’s / Fitch)

Trade Date:	May 28, 2020

Original Issue Date (Settlement):	June 4, 2020 (T + 5)**

Maturity:	Perpetual

Offering Price Per Share:	$1,000

Aggregate Offering Price:	$400,000,000

Liquidation Preference:	$1,000 per share

Dividend Rate (Non-Cumulative):	From the original issue date to, but excluding, October 6, 2025 (the “first dividend reset date”), a fixed rate per annum equal to 5.650%, and from, and including, the first dividend reset date, for each dividend reset period (as defined in the Preliminary Prospectus), a rate per annum equal to the Five-year U.S. Treasury Rate (as defined in the Preliminary Prospectus) as of the most recent reset dividend determination date (as defined in the Preliminary Prospectus) plus 5.313%. The dividend rate will be reset on the first dividend reset date and on each date falling on the fifth anniversary of the preceding dividend reset date

Dividend Payment Dates:	If declared, January 6, April 6, July 6 and October 6 of each year, commencing on October 6, 2020 (long first dividend period)

Optional Redemption:	The Series F Preferred Stock may be redeemed at the Issuer’s option, (i) in whole or in part, from time to time, on any dividend payment date on or after October 6, 2025 or (ii) in whole but not in part at any time within 90 days following a Regulatory Capital Treatment Event (as defined in the Preliminary Prospectus), in each case at a redemption price equal to $1,000 per share of Series F Preferred Stock, plus any declared and unpaid dividends to, but excluding, the date fixed for redemption, without accumulation of any undeclared dividends

Underwriters’ Commission:	1.000%

Proceeds to Issuer (before expenses):	$396,000,000

CUSIP/ISIN:	174610 AU9 / US174610AU90

Joint Book-Running Managers:	Barclays Capital Inc. BofA Securities, Inc. J.P. Morgan Securities LLC Morgan Stanley & Co. LLC Citizens Capital Markets, Inc.

*	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
**

We expect that delivery of the Series F Preferred Stock will be made against payment therefor on or about the original issue date specified in this Term Sheet, which will be the fifth business day following the date of this Term Sheet (this settlement cycle being referred to as “T + 5”). Under Rule 15c6-1 under the Exchange Act, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Series F Preferred Stock on the Trade Date or the following two business days will be required, by virtue of the fact that the Series F Preferred Stock initially will settle in T + 5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of Series F Preferred Stock who wish to trade the Series F Preferred Stock on the Trade Date hereof should consult their own advisors.

The Issuer has filed a registration statement (including the Preliminary Prospectus) with the SEC for the Offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may obtain these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the Offering will arrange to send you the Preliminary Prospectus if you request it by contacting Barclays Capital Inc. toll-free at 1-888-603-5847, BofA Securities, Inc., toll free at 1-800-294-1322, J.P. Morgan Securities LLC collect at 1-212-834-4533, Morgan Stanley & Co. LLC toll-free at 1-866-718-1649 or Citizens Capital Markets, Inc. at 1-203-900-6763.

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